[Muldoon Murphy Faucette & Aguggia LLP Letterhead]






                               November 12, 2004



VIA FACSIMILE
-------------

Mr. Michael R. Clampitt
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-8
450 5th Street, N.W.
Washington, D.C. 20549

      Re:   BV Financial, Inc.
            Registration Statement on Form SB-2
            File No. 333-119083

Dear Mr. Clampitt:

      On behalf of BV Financial, Inc., enclosed please find two changed pages to the prospectus. We hereby affirm that such changes will be reflected in the prospectus filed by BV Financial under Rule 424(b)(3) of the Securities Act of 1933, as amended.

      If you have any questions or need any additional materials, please do not hesitate to call me or Scott A. Brown at (202) 686-4930.

                              Very truly yours,

                              MULDOON MURPHY FAUCETTE & AGUGGIA LLP

                              /s/ Paul M. Aguggia

                              Paul M. Aguggia

Enclosures